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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                             ____________________



                                AMENDMENT NO. 2



                                     TO
                                 SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                             ____________________

                               MEDIQ INCORPORATED
                              (Name of the Issuer)
                             ____________________

                               MEDIQ INCORPORATED
                           MQ ACQUISITION CORPORATION
                    BRUCKMANN, ROSSER, SHERRILL & CO., L.P.
                               Thomas E. Carroll
                                 Jay M. Kaplan
                               Michael J. Rotko
                                Bessie G. Rotko
                               Judith M. Shipon
                               Rotko 1983 Trust
                             #6 GST Exempt Trust
                             #7 GST Exempt Trust
                     (Name of Person(s) Filing Statement)
                             ____________________

                    Common Stock, par value $1.00 per share
                   Series A Preferred Stock, $.50 par value
                        (Title of Class of Securities)
                             ____________________

                          584906 10 1 (Common Stock)
                    584906 20 0 (Series A Preferred Stock)
                      (CUSIP Number of Class Securities)
                              ____________________


MR. THOMAS E. CARROLL    MR. JAY M. KAPLAN          MR. BRUCE C. BRUCKMANN
 MEDIQ Incorporated     MEDIQ Incorporated        MQ Acquisition Corporation
 One MEDIQ Plaza          One MEDIQ Plaza       126 East 56th Street, 29th Floor
Pennsauken, NJ 08110    Pennsauken, NJ 08110          New York, NY 10022
   (609) 665-9300          (609) 665-9300               (212) 521-3700


        MR. BRUCE C. BRUCKMANN                       JOHN D. ISKRANT, ESQ.
Bruckmann, Rosser, Sherrill & Co., L.P.        Schnader, Harrison Segal & Lewis
   126 East 56th Street, 29th Floor             1600 Market Street, Suite 3600
          New York, NY 10022                     Philadelphia, PA 19103-7286
            (212) 521-3700                              (215) 751-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                              ____________________

                                With Copies to:

       WILLIAM G. LAWLOR, ESQ.          F. DOUGLAS RAYMOND, III, ESQ.
       Dechert Price & Rhoads            Drinker Biddle & Reath LLP
      4000 Bell Atlantic Tower      Philadelphia National Bank Building
         1717 Arch Street                   1345 Chestnut Street
       Philadelphia, PA 19103            Philadelphia, PA 19107-3496
          (215) 994-4000                        (215) 988-2700

This Statement is filed in connection with.

a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. / / The filing of a registration statement under the Securities Act of 1933.
c. / /  A tender offer.
d. / /  None of the above.
Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: /x/

INTRODUCTION

    This Rule 13e-3 Transaction Statement (the "Statement") is being filed by MEDIQ Incorporated, a Delaware corporation ("MEDIQ" or the "Company"), MQ Acquisition Corporation, a Delaware corporation ("MQ") organized by Bruckmann, Rosser & Sherrill & Co., L.P. ("BRS"), Thomas E. Carroll, an individual and resident of the Commonwealth of Pennsylvania, Jay M. Kaplan, an individual and resident of the Commonwealth of Pennsylvania, Michael J. Rotko, an individual and resident of the Commonwealth of Pennsylvania, Bessie
G. Rotko, an individual and resident of the Commonwealth of Pennsylvania, Judith M. Shipon, an individual and resident of the Commonwealth of Pennsylvania, that certain Trust established by the late Bernard B. Rotko under an Agreement of Trust dated November 18, 1983 (the "Rotko 1983 Trust"), that certain Trust established under the will of Bernard B. Rotko dated August 2, 1988 (the "#6 GST Exempt Trust"), and that certain Trust established under the will of Bernard B. Rotko dated August 2, 1988 (the "#7 GST Exempt Trust"). The Rotko 1983 Trust, the #6 GST Exempt Trust and the #7 GST Exempt Trust are sometimes collectively referred to herein as the "Rotko Trusts." The Rotko Trusts, Mr. Rotko, Mrs. Rotko and Mrs. Shipon are sometimes collectively referred to herein as the "Rotko Filing Entities." Each of Mr. Rotko, Mrs. Rotko and Mrs. Shipon is a trustee of each of the Rotko Trusts.

    This statement is being filed in connection with the filing, as part of a Registration Statement on Form S-4 (the "Registration Statement"), by the Company of a Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") relating to a Special Meeting of Stockholders at which the stockholders will be asked to vote upon the approval of an Agreement and Plan of Merger, dated as of January 14, 1998 (the "Merger Agreement"), between the Company and MQ and the transactions contemplated thereby, including the merger of MQ with and into the Company (the "Merger") with the Company as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger, each share of common stock, par value $1.00 per share, of the Company (the "MEDIQ Common Stock") and each share of Series A preferred stock, par value $0.50 per share, of the Company (the "MEDIQ Preferred Stock" and, collectively with the MEDIQ Common Stock, the "MEDIQ Shares" or the "MEDIQ Stock") issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into the right to receive (i) $13.75 per MEDIQ Share in cash, without interest, and (ii) 0.075 of a share of the Surviving Corporation's Series A 13% Cumulative Compounding Preferred Stock, par value $0.01 per share with a liquidation preference of $10.00 per share ("Series A Preferred Stock"), except for MEDIQ Shares owned directly or indirectly by MQ or the Company and Dissenting Shares. Each MEDIQ Share that is issued and outstanding immediately prior to the Effective Time and owned by MQ or the Company or any direct or indirect subsidiary of MQ or the Company shall be canceled, and no payments or any consideration shall be made with respect thereto.

    The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement/Prospectus of the information required to be included in response to items of this Statement. The information in the Proxy Statement/Prospectus, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement/Prospectus. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Proxy Statement/Prospectus. All information in, or incorporated by reference in, the Proxy Statement/Prospectus or this Statement concerning the Company or its advisors, or actions or events with respect to any of them, was provided by the Company and all information in, or incorporated by reference in, the Proxy Statement/ Prospectus or this Statement concerning MQ or its advisors, or actions or events with respect to any of them, was provided by MQ. All information in, or incorporated by reference in, the Proxy Statement/ Prospectus or this Statement concerning BRS or its advisors, or actions or events with respect to any of them, was provided by BRS. All information in, or incorporated by reference in, the Proxy Statement/ Prospectus or this Statement concerning Messrs. Carroll and Kaplan or their advisors, or actions or events with respect to any of them, was provided by Messrs. Carroll and Kaplan. All information in, or incorporated by reference in, the Proxy Statement/Prospectus or this Statement concerning the Rotko Filing Entities or their advisors, or actions or events with respect to any of them, was provided by the Rotko Filing Entities.

                             CROSS REFERENCE SHEET

                           PURSUANT TO INSTRUCTION F

                               OF SCHEDULE 13E-3

                                                                        LOCATION OR CAPTION IN PROXY
ITEM NUMBER AND HEADING                                                     STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------

ITEM 1. Issuer and Class of Security subject to the Transaction.

(a).....................................................  "SUMMARY -- The Parties" and "THE MERGER -- The
                                                          Parties."

(b).....................................................  "PROXY STATEMENT/PROSPECTUS," "THE SPECIAL MEETING
                                                          -- Record Date; Stock Entitled to Vote; Quorom" and
                                                          "DESCRIPTION OF MEDIQ CAPITAL STOCK PRIOR TO THE
                                                          MERGER."

(c) and (d).............................................  "SUMMARY -- Market Price and Dividend Information" and
                                                          "MARKET PRICE AND DIVIDEND INFORMATION."

(e) and (f).............................................  Not applicable.

ITEM 2. Identity and Background

(a)--(d) and (g)........................................  "SUMMARY -- The Parties," "THE COMPANY," "THE MERGER
                                                          -- The Parties," "MANAGEMENT OF SURVIVING CORPORATION AND
                                                          OTHER TRANSACTIONS -- Directors and Officers of the
                                                          Surviving Corporation" and Schedule I.

(e) and (f).............................................  Not applicable.

ITEM 3. Past Contacts, Transactions or Negotiations.

(a) and (b).............................................  "SPECIAL FACTORS -- Background of the Merger," "SPECIAL
                                                          FACTORS -- Interests of Certain Persons in the Merger,"
                                                          "THE STOCKHOLDER AGREEMENTS," "THE ROLLOVER AGREEMENT,"
                                                          "THE STOCK OPTION AGREEMENT" and Annexes E, F and G.

                                                                        LOCATION OR CAPTION IN PROXY
ITEM NUMBER AND HEADING                                                     STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------
ITEM 4. Terms of the Transaction.

(a).....................................................  "SUMMARY -- The Merger," "SPECIAL FACTORS -- Interests
                                                           of Certain Persons in the Merger," "THE MERGER" and
                                                          "CERTAIN PROVISIONS OF THE MERGER AGREEMENT."

(b).....................................................  "SPECIAL FACTORS -- Interests of Certain Persons in
                                                          the Merger," "CERTAIN PROVISIONS OF THE MERGER
                                                          AGREEMENT -- Merger Consideration," "CERTAIN PROVISIONS
                                                          OF THE MERGER AGREEMENT -- Dissenting Shares," "CERTAIN
                                                          PROVISIONS OF THE MERGER AGREEMENT -- Option Consideration,"
                                                          "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Indemnification,"
                                                          "THE ROLLOVER AGREEMENT" and "STOCK OPTION AGREEMENT."

ITEM 5. Plans or Proposals of the Issuer or Affiliate.



(a).....................................................  "THE COMPANY -- Growth Strategy" and "THE COMPANY -- CHI
                                                          Acquisition."

(b).....................................................  Not applicable.



(c).....................................................  "MANAGEMENT OF SURVIVING CORPORATION AND OTHER
                                                          TRANSACTIONS -- Directors and Officers of the
                                                          Surviving Corporation" and "CERTAIN PROVISIONS
                                                          OF THE MERGER AGREEMENT -- Directors."

(d).....................................................  "SUMMARY -- The Merger," "SUMMARY -- Conversion of MEDIQ
                                                          Stock," "SUMMARY -- Treatment of MEDIQ Stock Options,"
                                                          "SUMMARY -- Conversion of MQ Stock," "DESCRIPTION OF
                                                          MEDIQ CAPITAL STOCK FOLLOWING THE MERGER," "SOURCES AND
                                                          AMOUNT OF FUNDS" and "CAPITALIZATION."

(e).....................................................  Not applicable.

(f) and (g).............................................  "RISK FACTORS -- Delisting of MEDIQ Common Stock and
                                                          MEDIQ Preferred Stock from AMEX; Uncertainty Regarding
                                                          Liquidity and Market Price for Series A Preferred
                                                          Stock," "RISK FACTORS -- Possible Termination of
                                                          Exchange Act Reporting" and "THE MERGER -- AMEX
                                                          De-Listing."

ITEM 6. Source and Amounts of Funds or Other
        Consideration.

(a) and (c).............................................  "SUMMARY -- Funds Required for the Transactions" and
                                                          "SOURCES AND AMOUNT OF FUNDS."


                                                                        LOCATION OR CAPTION IN PROXY
ITEM NUMBER AND HEADING                                                     STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------
(b).....................................................  "SUMMARY -- Funds Required for the Transactions" "THE
                                                          SPECIAL MEETING -- Solicitation of Proxies" and "CERTAIN
                                                          PROVISIONS OF THE MERGER AGREEMENT -- Expenses."

(d).....................................................  Not applicable.

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
(a)--(c)................................................  "SPECIAL FACTORS -- Background of the Merger," "SPECIAL
                                                          FACTORS -- Recommendation of the Special Committee and
                                                          the Board of Directors; Reasons for the Merger,"
                                                          "SPECIAL FACTORS -- Purposes and Reasons of BRS and MQ
                                                          for the Merger," "SPECIAL FACTORS -- Purposes and Reasons
                                                          of the Rotko Entities and Messrs. Carroll and Kaplan in Agreeing
                                                          to the Merger," "SPECIAL FACTORS -- Anticipated Accounting
                                                          Treatment" and "SPECIAL FACTORS -- Federal Income Tax
                                                          Consequences."



(d).....................................................  "SPECIAL FACTORS," "RISK FACTORS," "THE MERGER" and "PRO FORMA
                                                          CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."




                                                                        LOCATION OR CAPTION IN PROXY
ITEM NUMBER AND HEADING                                                     STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------

ITEM 8. Fairness of the Transaction.

(a), (b), (d), (e) and (f)..............................  "SPECIAL FACTORS -- Background of the Merger," "SPECIAL
                                                          FACTORS -- Recommendation of the Special Committee and
                                                          the Board of Directors; Reasons for the Merger,"
                                                          "SPECIAL FACTORS -- Position of BRS and MQ as to Fairness
                                                          of the Merger," "SPECIAL FACTORS -- Position of Rotko
                                                          Entities and Messrs. Carroll and Kaplan as to
                                                          Fairness of the Merger," "SPECIAL FACTORS -- Opinion of the
                                                          Company's Financial Advisor" and Annex B.

(c).....................................................  "THE SPECIAL MEETING -- Record Date; Stock Entitled to
                                                          Vote; Quorum."

ITEM 9. Reports, Opinions, Appraisals and Certain
        Negotiations.


(a)--(c)................................................  "SPECIAL FACTORS -- Background of the Merger," "SPECIAL
                                                          FACTORS -- Opinion of the Company's Financial Advisor"
                                                          and Annex B.


ITEM 10. Interest in Securities of the Issuer.

(a).....................................................  "MANAGEMENT OF SURVIVING CORPORATION AND OTHER
                                                           TRANSACTIONS -- Security Ownership of Certain
                                                           Beneficial Owners and Management."

(b).....................................................  Not applicable.

ITEM 11. Contracts, Arrangements or                       "SPECIAL FACTORS -- Background of the Merger,"
  Understandings with Respect to the Issuer's             "SPECIAL FACTORS -- Interests of Certain Persons in
  Securities                                              the Merger," "CERTAIN PROVISIONS OF THE
                                                          MERGER AGREEMENT," "STOCK OPTION
                                                          AGREEMENT," "THE STOCKHOLDER
                                                          AGREEMENTS" and "THE ROLLOVER
                                                          AGREEMENT."

                                                                        LOCATION OR CAPTION IN PROXY
ITEM NUMBER AND HEADING                                                     STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------

ITEM 12. Present Intention and Recommendation of Certain
  Persons with Regard to the Transaction.

(a).....................................................  "SPECIAL FACTORS -- Interests of Certain Persons in the
                                                          Merger," "SPECIAL FACTORS -- Recommendation of the
                                                          Special Committee and the Board of Directors; Reasons
                                                          for the Merger," "SPECIAL FACTORS -- Purposes and Reasons
                                                          of BRS and MQ for the Merger," "SPECIAL FACTORS
                                                          -- Purposes and Reasons of the Rotko Entities and Messrs.
                                                          Carroll and Kaplan in Agreeing to the Merger," "THE SPECIAL MEETING
                                                          -- Required Votes," "STOCK OPTION AGREEMENT," "THE
                                                          STOCKHOLDER AGREEMENTS" and "THE ROLLOVER AGREEMENT."

(b).....................................................  "SPECIAL FACTORS -- Background of the Merger," "SPECIAL
                                                          FACTORS -- Recommendation of the Special Committee and
                                                          the Board of Directors; Reasons for the Merger,"
                                                          "SPECIAL FACTORS -- Purposes and Reasons of BRS and MQ
                                                          for the Merger" and "SPECIAL FACTORS -- Purposes and
                                                          Reasons of the Rotko Entities and Messrs. Carroll and
                                                          Kaplan in Agreeing to the Merger."

ITEM 13. Other Provisions of the Transaction.

(a).....................................................  "DISSENTING STOCKHOLDERS' RIGHTS" and Annex III.

(b) and (c).............................................  Not applicable.

ITEM 14. Financial Information.



(a) and (b).............................................  "SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL
                                                          DATA" and "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                                          STATEMENTS."



ITEM 15. Persons and Assets Employed Retained or
         Utilized.

(a).....................................................  "SPECIAL FACTORS -- Background of the Merger," "THE
                                                          SPECIAL MEETING -- Interest of Certain Persons in the
                                                          Merger" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT
                                                          -- Employee Benefits."

                                                                        LOCATION OR CAPTION IN PROXY
ITEM NUMBER AND HEADING                                                     STATEMENT/PROSPECTUS
--------------------------------------------------------  --------------------------------------------------------

(b).....................................................  "SPECIAL FACTORS -- Opinion of the Company's Financial
                                                          Advisor" and "THE SPECIAL MEETING -- Solicitation of
                                                          Proxies."

ITEM 16. Additional Information                           Additional information concerning the Merger as set
                                                          forth in the Proxy Statement/Prospectus attached hereto
                                                          as Exhibit (d), which information is incorporated herein
                                                          by reference in its entirety.

ITEM 17. Material to be Filed as Exhibits                 Separately included herewith.


                                   SCHEDULE 13E-3

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

   (a) The information set forth in "SUMMARY -- The Parties" and "THE MERGER -- The Parties" of the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth in "PROXY STATEMENT/PROSPECTUS," "THE SPECIAL MEETING -- Record Date; Stock Entitled to Vote; Quorum" and "DESCRIPTION OF MEDIQ CAPITAL STOCK PRIOR TO THE MERGER," of the Proxy Statement/Prospectus is incorporated herein by reference.

   (c) and (d) The information set forth in "SUMMARY -- Market Price and Dividend Information" and "MARKET PRICE AND DIVIDEND INFORMATION" of the Proxy Statement/Prospectus is incorporated herein by reference.



   (e)  and (f) Not applicable.



ITEM 2. IDENTITY AND BACKGROUND.



   (a) - (d) and (g) This Statement is being filed by the Company (the issuer of MEDIQ Common Stock and MEDIQ Preferred Stock), MQ Acquisition Corporation, BRS, Thomas E. Carroll, Jay M. Kaplan, Michael J. Rotko, Bessie
G. Rotko, Judith M. Shipon and the Rotko Trusts. Reference is made to "SUMMARY -- The Parties," "THE COMPANY," "THE MERGER -- The Parties," "MANAGEMENT OF SURVIVING CORPORATION AND OTHER TRANSACTIONS -- Directors and Officers of the Surviving Corporation"; Schedule I to the Proxy Statement/Prospectus and "DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT" of the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 1997 which is incorporated herein by reference. The address of each of the #6 GST Exempt Trust and the #7 GST Exempt Trust is c/o John D. Iskrant, Esq., Schnader Harrison Segal & Lewis, 1600 Market Street, Suite 3600, Philadelphia, PA 19103-7286. Bessie G. Rotko, a citizen of the United States, resides at 100 Breyer Estate #4, Elkins Park, PA 19027.
Judith M. Shipon, a citizen of the United States, resides at 1115 Devon Road, Rydal, PA 19046. Michael J. Rotko, a citizen of the United States, resides at 2299 Hilltop View Road, Unionville, PA 19375.



   (e) and (f) During the last five years, no person or entity filing this Statement and, to the best of his, her or its knowledge, none of his, her or its respective directors, executive officers or trustees (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining any further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.



   (a) and (b) The information set forth in "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "THE STOCKHOLDER AGREEMENTS," "THE ROLLOVER AGREEMENT," "THE STOCK OPTION AGREEMENT" and Annexes E, F and G of the Proxy Statement/Prospectus is incorporated herein by reference.



ITEM 4. TERMS OF THE TRANSACTION.

   (a) The information set forth in "SUMMARY -- The Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "THE MERGER" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" of the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth in "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Merger Consideration," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Dissenting Shares," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Option Consideration," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Indemnification," "THE ROLLOVER AGREEMENT" and "STOCK OPTION AGREEMENT" of the Proxy Statement/Prospectus is in corporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.



   (a) The information set forth in "THE COMPANY -- Growth Strategy" and "THE COMPANY -- CHI Acquisition" of the Proxy Statement/Prospectus is incorporated herein by reference.


   (b) Not applicable.

   (c) The information set forth in "MANAGEMENT OF SURVIVING CORPORATION AND OTHER TRANSACTIONS -- Directors and Officers of the Surviving Corporation" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Directors" of the Proxy Statement/Prospectus is incorporated herein by reference.



   (d) The information set forth in "SUMMARY -- The Merger," "SUMMARY -- Conversion of MEDIQ Stock," "SUMMARY -- Treatment of MEDIQ Stock Options," "SUMMARY --Conversion of MQ Stock," "DESCRIPTION OF MEDIQ CAPITAL STOCK FOLLOWING THE MERGER," SOURCES AND AMOUNT OF FUNDS" and "CAPITALIZATION" of the Proxy Statement/Prospectus is incorporated herein by reference.



   (e) Not applicable.


   (f) and (g) The information set forth in the "RISK FACTORS -- Delisting of MEDIQ Common Stock and MEDIQ Preferred Stock from AMEX; Uncertainty Regarding Liquidity and Market Price for Series A Preferred Stock," "RISK FACTORS
-- Possible Termination of Exchange Act Reporting" and "THE MERGER -- AMEX De-Listing" of the Proxy Statement is incorporated herein by reference.



ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



   (a) and (c) The information set forth in "SUMMARY -- Funds Required for the Transactions" and "SOURCES AND AMOUNT OF FUNDS" of the Proxy
Statement/Prospectus and the Senior Secured Credit Facilities Commitment Letter (Exhibit (a)(1)) and the Bridge Loan Commitment Letter (Exhibit
(a)(2)) is incorporated herein by reference.



   (b) The information set forth in "SUMMARY -- Funds Required for the Transactions," "THE SPECIAL MEETING -- Solicitation of Proxies" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Expenses" of the Proxy
Statement/Prospectus is incorporated herein by reference.



   (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.



   (a) - (c) The information set forth in "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Merger," "SPECIAL FACTORS -- Purposes and Reasons of BRS and MQ for the Merger," "SPECIAL FACTORS -- Purpose and Reasons of the Rotko Entities and Messrs. Carroll and Kaplan in Agreeing to the Merger," "SPECIAL FACTORS -- Anticipated Accounting Treatment" and "SPECIAL FACTORS -- Federal Income Tax Consequences" of the Proxy Statement/Prospectus is incorporated herein by reference.



   The purpose of the #6 GST Exempt Trust and the #7 GST Exempt Trust in agreeing to the transactions contemplated by the Merger Agreement are to obtain substantial liquidity for their equity investment in the Company, to facilitate the diversification of their assets generally and to enable existing stockholders of the Company to realize a substantial premium on the MEDIQ Stock owned by them.



   (d) The information set forth in "SPECIAL FACTORS," "RISK FACTORS," "THE MERGER," "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" and "NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" of the Proxy Statement/Prospectus is incorporated herein by reference.



ITEM 8. FAIRNESS OF THE TRANSACTION.




   (a), (b), (d), (e) and (f) The information set forth in "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Merger," "SPECIAL FACTORS -- Position of BRS and MQ as to Fairness of the Merger," "SPECIAL FACTORS -- Position of Rotko Entities and Messrs. Carroll and Kaplan as to Fairness of the Merger," "SPECIAL FACTORS -- Opinion of the Company's Financial Advisor" and Annex B of the Proxy Statement/Prospectus is incorporated herein by reference.


   Each of the #6 GST Exempt Trust and the #7 GST Exempt Trust believes that the Merger is fair to the stockholders of the Company. Neither the #6 GST Exempt Trust nor the #7 GST Exempt Trust has undertaken any formal evaluation of the fairness of the Merger to the stockholders of the Company and did not find it practicable to quantify or otherwise attach relative weights to the various factors considered by them. However, in arriving at their belief that the Merger is fair to the stockholders of the Company, each of the #6 GST Exempt Trust and the #7 GST Exempt Trust considered the fact that (i) the BRS offer reflected a multiple of the Company's estimated 1997 EBITDA of 8.0x (and estimated 1998 EBITDA of 7.4x), which was higher than was offered in the 1995 auction process and compared favorably to selected latest 12 months EBITDA multiples ranging from 6.4x to 7.9x in recent, comparable transactions, (ii) the Merger Consideration represented a substantial premium over the market price, both current and historical, of MEDIQ Stock, (iii) the Company had conducted, with the assistance of its professional advisors, an extensive auction, (iv) the Board had received the written opinion of its independent financial advisor (included herein as Exhibit (b)(2)) and (v) the Board had appointed Mr. Levitan to serve as a Special Committee to evaluate the fairness of the proposed transaction with BRS.



   (c) The information set forth in "THE SPECIAL MEETING -- Record Date; Stock Entitled to Vote; Quorom" of the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a) and (b). The information set forth in "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Opinion of the Company's Financial Advisor" and Annex B of the Proxy Statement/Prospectus is incorporated herein by reference.

   (c) The Opinion of Salomon Smith Barney, dated January 14, 1998 (Annex B to the Proxy Statement/Prospectus) and the materials presented to the Board by Salomon Smith Barney on January 14, 1998 (included herein as Exhibit
(b)(2)), shall be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or his representative who has been designated in writing. At the written request of such a security holder, a copy of the opinion and/or materials will be sent, at the security holder's expense, to such security holder or his representative.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

   (a) The information set forth in "MANAGEMENT OF SURVIVING CORPORATION AND OTHER TRANSACTIONS -- Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement/Prospectus is incorporated herein by reference. On January 14, 1998, MQ and BRS did not own any MEDIQ Stock.

   (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

   The information set forth in "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "CERTAIN PROVISIONS OF THE MERGER AGREEMENT," "STOCK OPTION AGREEMENT," "THE STOCKHOLDER AGREEMENTS" and "THE ROLLOVER AGREEMENT" of the Proxy
Statement/Prospectus is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.



   (a) The information set forth in "SPECIAL FACTORS -- Interests of Certain Persons in the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Reasons For the Merger," "SPECIAL FACTORS -- Purposes and Reasons of BRS and MQ for the Merger," "SPECIAL FACTORS -- Purposes and Reasons of the Rotko Entities and Messrs. Carroll and Kaplan in Agreeing to the Merger," "THE SPECIAL MEETING -- Required Votes," "STOCK OPTION AGREEMENT," "THE STOCKHOLDER AGREEMENTS" and "THE ROLLOVER AGREEMENT" of the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth in "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and the Board of Directors; Reasons for the Merger," "SPECIAL FACTORS -- Purposes and Reasons of BRS and MQ for the Merger" and "SPECIAL FACTORS -- Purposes and Reasons of the Rotko Entities and Messrs. Carroll and Kaplan in Agreeing to the Merger" of the Proxy Statement/Prospectus is incorporated herein by reference.



ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.



   (a) The information set forth in "DISSENTING STOCKHOLDERS' RIGHTS" and Annex C of the Proxy Statement/Prospectus is incorporated herein by reference.


   (b) and (c)  Not applicable.

ITEM 14. FINANCIAL INFORMATION.



   (a) and (b) The information set forth in "SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS" of the Proxy Statement/Prospectus is incorporated herein by reference.



ITEM 15. PERSONS AND ASSETS EMPLOYED RETAINED OR UTILIZED.

   (a) The information set forth in "SPECIAL FACTORS -- Background of the Merger," "THE SPECIAL MEETING -- Interest of Certain Persons in the Merger" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT -- Employee Benefits" of the Proxy Statement/Prospectus is incorporated herein by reference.

   (b) The information set forth in "SPECIAL FACTORS -- Opinion of the Company's Financial Advisor" and "THE SPECIAL MEETING -- Solicitation of Proxies" of the Proxy Statement/Prospectus is incorporated herein by reference.

ITEM 16. Additional Information.

The additional information concerning the Merger as set forth in the Proxy Statement/Prospectus attached hereto as Exhibit (d), which information is incorporated herein by reference in its entirety.

ITEM 17. Material to be Filed as Exhibits.

(a) Senior Secured Credit Facilities Commitment Letter dated February 2,
    1998 by and between Credit Suisse First Boston, NationsBank, N.A., Banque Nationale de Paris and Bruckmann, Rosser, Sherrill & Co., Inc. (previously filed).



    Bridge Loan Commitment Letter dated February 2, 1998 by and between Credit Suisse First Boston, NationsBridge, L.L.C. and Bruckmann, Rosser, Sherrill & Co., Inc. (previously filed).



(b) Salomon Smith Barney Opinion (incorporated herein by reference to Annex B to the Proxy Statement/Prospectus).

    Materials presented to the Board of Directors of the Company by Salomon Smith Barney on January 14, 1998 (previously filed).



    Commitment Letter dated January 14, 1998 by and between Ferrer Freeman Thompson & Co. and Bruckmann, Rosser, Sherrill & Co. Inc. (previously filed).

    Commitment Letter dated January 14, 1998 by and between Galen Associates and Bruckmann, Rosser, Sherrill & Co., Inc. (previously filed).



(c) Agreement and Plan of Merger dated as of January 14, 1998 by and between MEDIQ Incorporated and MQ Acquisition Corporation (incorporated herein by reference to Annex A to the Proxy Statement/Prospectus).

    Stock Option Agreement by and between the Rotko Entities and MQ Acquisition Corporation (incorporated herein by reference to Annex E to the Proxy Statement/Prospectus).

    The Stockholder Agreements entered into by each of the Rotko Entities with MQ Acquisition Corporation dated as of January 14, 1998
    (incorporated herein by reference to Annex F to the Proxy
    Statement/Prospectus).

    The Rollover Agreement dated as of January 14, 1998 by and between the Rotko Entities and MQ Acquisition Corporation (incorporated herein by reference to Annex G to the Proxy Statement/Prospectus).

(d) Preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders, Proxy Statement and Form of Proxy dated March 30, 1998, for the Special Meeting of Stockholders to be held on ______________, 1998 (filed herewith).

(e) Excerpts from Delaware General Corporation Law Relating to Dissenters' Rights (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus).

(f) Not Applicable.

SIGNATURES

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  April  , 1998



                                   MEDIQ Incorporated



                                   By:/s/ Thomas E. Carroll
                                      -----------------------------------
                                      Name:     Thomas E. Carroll
                                      Title:    President

                                   MQ ACQUISITION CORPORATION


                                   By: /s/ Bruce C. Bruckmann
                                      --------------------------------
                                      Name:     Bruce C. Bruckmann
                                      Title:    President

                                   BRUCKMANN, ROSSER, SHERRILL & CO., L.P.

                                   By:  BRS PARTNER, L.P., its general partner

                                   By:  BRSE ASSOCIATES, INC., its general
                                        partner


                                   By: /s/ Bruce C. Bruckmann
                                      --------------------------------
                                      Bruce C. Bruckmann
                                      Managing Director


                                   /s/ Thomas E. Carroll
                                   --------------------------------
                                   Thomas E. Carroll



                                   /s/ Jay M. Kaplan
                                   --------------------------------
                                   Jay M. Kaplan



                                   /s/ Michael J. Rotko
                                   --------------------------------
                                   Michael J. Rotko

                                   /s/ Bessie G. Rotko
                                   --------------------------------
                                   Bessie G. Rotko

                                   /s/ Judith M. Shipon
                                   --------------------------------
                                   Judith M. Shipon

                         [signatures continue on next page]

                                   ROTKO 1983 TRUST

                                   By: /s/ Bessie G. Rotko
                                      --------------------------------
                                      Bessie G. Rotko, Trustee

                                   By: /s/ Judith M. Shipon
                                      --------------------------------
                                      Judith M. Shipon, Trustee

                                   By: /s/ Michael J. Rotko
                                      --------------------------------
                                      Michael J. Rotko, Trustee

                                   By: /s/ John D. Iskrant
                                      --------------------------------
                                      John D. Iskrant, Trustee

                                   #6 GST TRUST


                                   By: /s/ Bessie G. Rotko
                                      --------------------------------
                                      Bessie G. Rotko, Trustee

                                   By: /s/ Judith M. Shipon
                                      --------------------------------
                                      Judith M. Shipon, Trustee

                                   By: /s/ Michael J. Rotko
                                      --------------------------------
                                      Michael J. Rotko, Trustee

                                   By: /s/ John D. Iskrant
                                      --------------------------------
                                      John D. Iskrant, Trustee

                         [signatures continue on next page]

                                   #7 GST TRUST



                                   By: /s/ Bessie G. Rotko
                                      -------------------------------
                                      Bessie G. Rotko, Trustee

                                   By: /s/ Judith M. Shipon
                                      -------------------------------
                                      Judith M. Shipon, Trustee

                                   By: /s/ Michael J. Rotko
                                      -------------------------------
                                      Michael J. Rotko, Trustee

                                   By: /s/ John D. Iskrant
                                      -------------------------------
                                      John D. Iskrant, Trustee

                                    EXHIBIT INDEX

Exhibit No.

(a)(1) Senior Secured Credit Facilities Commitment Letter dated February 2, 1998 by and between Credit Suisse First Boston, NationsBank, N.A., Banque Nationale de Paris and Bruckmann, Rosser, Sherrill & Co., Inc. (previously filed).



(a)(2) Bridge Loan Commitment Letter dated February 2, 1998 by and between Credit Suisse First Boston, NationsBridge, L.L.C. and Bruckmann, Rosser, Sherrill & Co., Inc. (previously filed).



(b)(1) Salomon Smith Barney Opinion (incorporated herein by reference to Annex B to the Proxy Statement/Prospectus).

(b)(2) Materials presented to the Board of Directors of the Company by Salomon Smith Barney on January 14, 1998 (previously filed).



(b)(3) Commitment Letter dated January 14, 1998 by and between Ferrer Freeman Thompson & Co. and Bruckmann, Rosser, Sherrill & Co., Inc. (previously filed).

(b)(4) Commitment Letter dated January 14, 1998 by and between Galen Associates and Bruckmann, Rosser, Sherrill & Co., Inc.
         (previously filed).



(c)(1) Agreement and Plan of Merger dated as of January 14, 1998 by and between MEDIQ Incorporated and MQ Acquisition Corporation (incorporated herein by reference to Annex A to the Proxy Statement/Prospectus).

(c)(2) Stock Option Agreement by and between the Rotko Entities and MQ Acquisition Corporation (incorporated herein by reference to Annex E to the Proxy Statement/Prospectus).

(c)(3) The Stockholder Agreements entered into by each of the Rotko Entities with MQ Acquisition Corporation dated as of January 14, 1998 (incorporated herein by reference to Annex F to the Proxy Statement/Prospectus).

(c)(4) The Rollover Agreement dated as of January 14, 1998 by and between the Rotko Entities and MQ Acquisition Corporation (incorporated herein by reference to Annex G the Proxy Statement/Prospectus).

(d) Preliminary copy of Letter to Stockholders, Notice of Special Meeting of Stockholders, Proxy Statement/Prospectus and Form of Proxy dated March 30, 1998, for the Special Meeting of
         Stockholders to be held on ______________, 1998 (filed herewith).

(e) Excerpts from Delaware General Corporation Law Relating to Dissenters' Rights (incorporated herein by reference to Annex C to the Proxy Statement/Prospectus).

(f)     Not applicable.